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Daniel Harmon · 1st

Chief Creative Officer at Harmon Brothers, creators of ads for Squatty Potty, Purple, Chatbooks, FiberFix, etc.

Provo, Utah · 500+ connections · Contact info

Harmon Brothers
Brigham Young University

Highlights

57 mutual connections
You and Daniel both know Patrick Reilly, Michael Gray, and 55 others

Daniel is celebrating 6 years at Harmon Brothers
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About

I use storytelling, humor, and structure to create social videos that sell products. As co-founder and creative visionary at Harmon Brothers, the Provo, Utah-based ad agency behind some of the most viral ads in Internet history, I've had the opportunity to create groundbreaking ads that have collectively driven more than 1.4 billion views, over $35... see more

Featured

The first time I applied for college I was REJECTED.

I was devastated.

BYU was always my dream, and yet I didn't measure up to their standards.

It was a HUGE blow.

...

405 · 103 Comments

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For sure. But which do you generally end up consuming more?
Daniel replied to a comment

Interesting.
Daniel replied to a comment

Dustin McCaffree touche.
Daniel replied to a comment

Sometimes it is just as simple as what you actually use.
Daniel replied to a comment

Experience

Harmon Brothers
6 yrs 2 mos

Chief Creative Officer
Sep 2017 – Present · 3 yrs 1 mo
Provo, Utah
Led creative for groundbreaking ads that have collectively driven more than 1.4 billion views and over $350 million in sales.

Creative Director
Aug 2014 – Sep 2017 · 3 yrs 2 mos
Provo, Utah Area
I directed creative and directed on set for these videos:

Squatty Potty—"This Unicorn Changed the Way I Poop"
Over 300 million views (Facebook, YouTube and freebooted) and BoingBoing.net called i ...see more

Freelance Art Director & Copywriter
Daniel Harmon, Inc
Sep 2013 – Present · 7 yrs 1 mo

Story of Poo~Pourri - PooPourri.com

Girls Don't Poop - PooPourri.com

VidAngel
7 yrs

Cofounder
2013 – Present · 7 yrs
My brothers (Neal, Jeffrey, Jordan) and I all came together to create VidAngel, a streaming service

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LEARNING
Add new skills with these courses

Fundamentals of a Redesign
5,133 viewers

Succeeding as an In-house Creative
10,132 viewers

Animating in 2D: Hair and Clothing
6,449 viewers

See more courses

My brothers (Neal Jeffrey Jordan) and I all came together to create VidAngel a streaming service that allows you to legally filter movies in the privacy of your own home.

Art Director

Aug 2013 – Sep 2015 · 2 yrs 2 mos

I created the original brand look and feel, including the logo, website interface design, typography, landing pages and checkout, all of which have now been replaced by better designs created by Megan Morton :) I also helped Megan create the new VidAngel logo.

...see more



Art Director

Orabrush Inc.

Jun 2010 – Sep 2013 · 3 yrs 4 mos

I designed our logo, website, packaging, YouTube channel, Facebook page and Twitter page. I created the concept for Morgan, The Orabrush Tongue.



Cofounder

Pixlio—Journal Smart

Jun 2008 – Jun 2010 · 2 yrs 1 mo

I did design, copywriting, marketing and strategy. This was an Internet startup I used to work on.